Exhibit 16.1

124 Hebron Avenue Glastonbury, CT 06033 860.781.6700 860.633.0480 fax www.ccrllp.com

August 16, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of BIO-key International, Inc.’s Form 8-K dated August 16, 2010, and have the following comments:

1.               We agree with the statements made in paragraph 1 and the first three sentences of paragraph 2. We have no basis to agree or disagree with the statements made in the remaining sentences of paragraph 2. We agree with the statements made in paragraph 3. We agree with the statements made in paragraph 4.

2.               We have no basis to agree or disagree with the statements made regarding Item 4.01(b).

Very truly yours,

CCR LLP

Westborough • Boston • Glastonbury • Providence